Exhibit 99.1

POSTMEDIA NETWORK CANADA CORP.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015 AND 2014
(UNAUDITED)

Approved for issuance: January 13, 2016

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015 AND 2014

(In thousands of Canadian dollars, except per share amounts)

	2015	2014
Revenues
Print advertising	142,142	93,127
Print circulation	67,910	47,434
Digital	30,168	24,269
Other	10,860	4,684
Total revenues	251,080	169,514
Expenses
Compensation (note 6)	94,739	54,149
Newsprint	13,798	7,175
Distribution	42,193	24,464
Production	17,946	11,362
Other operating	39,896	26,742
Operating income before depreciation, amortization, impairment and restructuring (note 3)	42,508	45,622
Depreciation	5,647	12,032
Amortization	5,656	9,535
Impairment (note 7)	-	1,843
Restructuring and other items (note 4 and 9)	11,795	4,224
Operating income	19,410	17,988
Interest expense (note 4)	18,720	15,311
Net financing expense relating to employee benefit plans (note 11)	1,449	1,428
Gain on disposal of property and equipment and asset held-for-sale (note 4)	(61)	(733)
Gain on derivative financial instruments (note 14)	(1,844)	(3,235)
Foreign currency exchange losses	5,377	15,472
Loss before income taxes	(4,231)	(10,255)
Provision for income taxes	-	-
Net loss attributable to equity holders of the Company	(4,231)	(10,255)

Loss per share attributable to equity holders of the Company (note 12):
Basic	$(0.02)	$(0.26)
Diluted	$(0.02)	$(0.26)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015 AND 2014

(In thousands of Canadian dollars)

	2015	2014

Net loss attributable to equity holders of the Company	(4,231)	(10,255)

Amounts not subsequently reclassified to the statement of operations
Net actuarial gains on employee benefits, net of tax of nil (note 11)	16,620	8,782
Other comprehensive income	16,620	8,782
Comprehensive income (loss) attributable to equity holders of the Company	12,389	(1,473)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

(In thousands of Canadian dollars)
	As at November 30, 2015	As at August 31, 2015
ASSETS
Current Assets
Cash	32,363	43,813
Restricted cash (note 5)	18,187	25,373
Accounts receivable	123,280	99,548
Income taxes receivable	3,700	3,700
Inventory	6,652	6,879
Prepaid expenses and other assets	12,125	12,314
Total current assets	196,307	191,627
Non-Current Assets
Property and equipment	269,569	274,511
Derivative financial instruments	3,937	2,093
Other assets (note 11)	3,917	3,998
Intangible assets	307,963	313,394
Goodwill	88,474	88,474
Total assets	870,167	874,097

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities (note 8)	92,064	87,083
Provisions (note 9)	23,025	18,546
Deferred revenue	37,757	37,410
Current portion of long-term debt (note 10)	19,465	25,996
Total current liabilities	172,311	169,035
Non-Current Liabilities
Long-term debt (note 10)	642,835	646,336
Employee benefit obligations and other liabilities (notes 11 and 13)	130,849	147,574
Provisions (note 9)	1,007	442
Total liabilities	947,002	963,387

Deficiency
Capital stock	535,468	535,468
Contributed surplus (note 13)	10,235	10,169
Deficit	(622,538)	(634,927)
Total deficiency	(76,835)	(89,290)
Total liabilities and deficiency	870,167	874,097

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
(UNAUDITED)

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015 AND 2014

(In thousands of Canadian dollars)

		2015

	Capital	Contributed		Total
	Stock	Surplus	Deficit	Equity
Balance as at August 31, 2015	535,468	10,169	(634,927)	(89,290)
Net loss attributable to equity holders of the Company	-	-	(4,231)	(4,231)
Other comprehensive income	-	-	16,620	16,620
Comprehensive income attributable to equity holders of the Company	-	-	12,389	12,389
Share-based compensation plans (note 13)	-	66	-	66
Balance as at November 30, 2015	535,468	10,235	(622,538)	(76,835)

		2014
	Capital	Contributed		Total
	Stock	Surplus	Deficit	Equity
Balance as at August 31, 2014	371,132	9,890	(370,078)	10,944
Net loss attributable to equity holders of the Company	-	-	(10,255)	(10,255)
Other comprehensive income	-	-	8,782	8,782
Comprehensive loss attributable to equity holders of the Company	-	-	(1,473)	(1,473)
Share-based compensation plans (note 13)	-	80	-	80
Balance as at November 30, 2014	371,132	9,970	(371,551)	9,551

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015 AND 2014

(In thousands of Canadian dollars)

	2015	2014
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net loss attributable to equity holders of the Company	(4,231)	(10,255)
Items not affecting cash:
Depreciation	5,647	12,032
Amortization	5,656	9,535
Impairment (note 7)	-	1,843
Gain on derivative financial instruments	(1,844)	(3,235)
Non-cash interest	1,046	780
Gain on disposal of property and equipment and asset held-for-sale	(61)	(733)
Non-cash foreign currency exchange losses	5,274	15,268
Share-based compensation plans and other long-term incentive plan expense (recovery) (note 13)	(123)	255
Net financing expense relating to employee benefit plans (note 11)	1,449	1,428
Non-cash compensation expense of employee benefit plans (note 11)	-	424
Employee benefit funding in excess of compensation expense (note 11)	(1,347)	-
Net change in non-cash operating accounts (note 15)	(14,178)	(24,702)
Cash flows from (used in) operating activities	(2,712)	2,640
INVESTING ACTIVITIES
Net proceeds from the sale of property and equipment and asset held-for-sale (note 4)	61	12,449
Purchases of property and equipment	(705)	(1,824)
Purchases of intangible assets	(225)	(134)
Receipt of working capital adjustment (note 4)	1,208	-
Cash flows from investing activities	339	10,491
FINANCING ACTIVITIES
Repayment of long-term debt	(16,263)	(6,250)
Restricted cash (notes 4 and 5)	7,186	(12,442)
Debt issuance costs (note 4)	-	(2,170)
Share issuance costs (note 4)	-	(2,529)
Cash flows used in financing activities	(9,077)	(23,391)
Net change in cash for the period	(11,450)	(10,260)
Cash at beginning of period	43,813	30,490
Cash at end of period	32,363	20,230

	2015	2014
Supplemental disclosure of operating cash flows
Interest paid	13,498	8,485
Income taxes paid	-	-

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015 AND 2014

(In thousands of Canadian dollars, except as otherwise noted)

1.     DESCRIPTION OF BUSINESS

Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. (“Postmedia Network”).  The Company was incorporated on April 26, 2010, pursuant to the Canada Business Corporations Act.  The Company’s head office and registered office is 365 Bloor Street East, 12th Floor, Toronto, Ontario.

The Company’s operations consist of both news and information gathering and dissemination operations, with products offered in local, regional and major metropolitan markets in Canada through a variety of print, web, tablet and smartphone platforms, and digital media and online assets including the canada.com  and canoe.com websites, each newspaper’s online website and Infomart, the Company’s media monitoring service.  The Company supports these operations through a variety of centralized shared services.

The Company has one operating segment for financial reporting purposes, the Newsmedia segment. The Newsmedia segment’s revenue is primarily from advertising and circulation/subscription revenue.  The Company’s advertising revenue is seasonal.  Historically, advertising revenue and accounts receivable are typically highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.

2.     BASIS OF PRESENTATION

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 – Interim Financial Reporting. The accounting policies applied in the preparation of these interim condensed consolidated financial statements are the same as those used in the Company’s annual consolidated financial statements.  In addition, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and accordingly should be read in conjunction with the Company’s consolidated financial statements for the years ended August 31, 2015, 2014 and 2013.

These interim condensed consolidated financial statements were approved by the Board of Directors (the “Board”) on January 13, 2016.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Although these estimates, assumptions and judgements are based upon management’s knowledge of the amount, event or actions; actual results could differ from those estimates, assumptions and judgements.  The critical accounting estimates are not materially different from those disclosed in the Company’s consolidated financial statements for the years ended August 31, 2015, 2014 and 2013.

3.     OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION, IMPAIRMENT AND RESTRUCTURING

The Company presents operating income before depreciation, amortization, impairment and restructuring, in the condensed consolidated statement of operations, to assist users in assessing financial performance.  The Company’s management and Board use this measure to evaluate consolidated operating results and to assess the ability of the Company to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by the Company and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Operating income before depreciation, amortization, impairment and restructuring is referred to as an additional subtotal and may not be comparable to similar measures presented by other companies.

4.     BUSINESS ACQUISITION

On October 6, 2014, the Company entered into a purchase agreement with Quebecor Media Inc. (“QMI”) to purchase all of the outstanding shares of 7717415 Canada Inc. (previously known as Quebecor Media Printing Inc.) (“QMPI”). As at the acquisition date of April 13, 2015, QMPI owned Sun Media Corporation’s stable of more than 170 English-language newspapers and specialty publications as well as digital properties. The purchase price consisted of cash consideration of $305.5 million, less a final closing working capital adjustment of $1.2 million. During the three months ended November 30, 2014, the Company incurred acquisition costs of $1.6 million which are included in restructuring and other items in the condensed consolidated statement of operations. Upon acquisition, QMPI and its subsidiary amalgamated to form a new corporation which subsequently amalgamated with Postmedia Network. The Company financed the purchase price and transaction costs associated with the Sun Acquisition through the issuance of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”), the issuance of Class NC variable voting shares of the Company (“Variable Voting Shares”) pursuant to a rights offering of subscription receipts (the “Rights Offering”), net proceeds related to the sale of the Montreal Gazette production facility and corporate cash all as described below.

The debt financing for the Sun Acquisition was provided through the issuance of additional First-Lien Notes for proceeds of $140.0 million to an existing noteholder, Canso Investment Counsel Ltd. (“Canso”), acting on behalf of certain accounts that it manages. On October 31, 2014, pursuant to a subscription agreement with Canso, the Company issued subscription receipts (“Notes Subscription Receipts”) which were automatically exchanged for the additional First-Lien Notes on April 13, 2015. The Notes Subscription Receipts bore interest at the same rate as the First-Lien Notes with interest commencing as of November 1, 2014. During the three months ended November 30, 2014, the Company recorded $1.0 million of interest expense related to the Notes Subscription Receipts in the condensed consolidated statement of operations.

The equity financing for the Sun Acquisition was provided pursuant to the Rights Offering for proceeds of $173.5 million. Under the terms of the Rights Offering, shareholders of the Company as of February 17, 2015 received one right for each share held to subscribe for 5.9929 subscription receipts (“Equity Subscription Receipts”). On March 18, 2015, the Rights Offering closed, with a total of 240,972,226 Equity Subscription Receipts issued at a subscription price of $0.72, which represented a significant discount to the market price of the Variable Voting Shares at the time. On April 13, 2015, each Equity Subscription Receipt was automatically exchanged for one Variable Voting Share without additional consideration.

The remaining financing for the Sun Acquisition was provided through the net proceeds related to the sale of the Montreal Gazette production facility and corporate cash. The sale closed during the three months ended November 30, 2014, and the Company realized a gain on sale of $0.7 million in the condensed consolidated statement of operations. The net proceeds of $12.4 million were used to fund a portion of the Sun Acquisition and prior to closing, were classified as restricted cash on the consolidated statement of financial position.

For more information on the Sun Acquisition, including the detail of the net assets acquired and the goodwill recognized see the consolidated financial statements for the years ended August 31, 2015, 20014 and 2013.

5.     RESTRICTED CASH

During the year ended August 31, 2015, the net proceeds of $17.2 million and $8.2 million related to the sales of the Vancouver newspapers and Edmonton Journal production facilities, respectively, were recorded as restricted cash on the consolidated statement of financial position. Pursuant to the First-Lien Notes indenture, any net proceeds from an asset disposition in excess of $10.0 million shall be deemed Mandatory Offer Collateral Proceeds and would be used to make an offer to redeem an equal amount of First-Lien Notes while any net proceeds from an asset disposition of more than $5.0 million but less than $10.0 million are available to be reinvested in the business.

Restricted Cash
August 31, 2015	25,373
First-Lien Notes payment (1)	(6,717)
Purchases of property and equipment (2)	(487)
Interest earned	18
November 30, 2015	18,187

(1)
During the three months ended November 30, 2015, $6.7 million of restricted cash related to the Vancouver newspapers production facility was used to redeem $6.5 million aggregate principal amount of First-Lien Notes and pay accrued interest of $0.2 million. The remaining restricted cash of $10.5 million is being held in trust by the 12.50% Senior Secured Notes due 2018 (“Second-Lien Notes”) noteholders and is available to be reinvested in the business by July 30, 2016, and if not, would constitute Excess Collateral Proceeds per the terms of the Second-Lien Notes indenture. If the Excess Collateral Proceeds exceed $25.0 million the Company will be required to make an offer to redeem an equal amount of Second-Lien Notes.

(2)
During the three months ended November 30, 2015, $0.5 million of restricted cash related to the Edmonton Journal production facility was reinvested in the business through the purchase of property and equipment. The remaining restricted cash of $7.7 million is being held in trust by the First-Lien noteholders and is available to be reinvested in the business by July 9, 2016, and if not, would constitute Excess Collateral Proceeds per the terms of the First-Lien notes indenture. If the Excess Collateral Proceeds exceeds $5.0 million the Company will be required to make an offer to redeem an equal amount of First-Lien Notes and if the Excess Collateral Proceeds is less than $5.0 million it becomes Excess Collateral Proceeds per the terms of the Second-Lien Notes indenture.

6.     ONTARIO INTERACTIVE DIGITAL MEDIA TAX CREDIT

In October 2014, the Company received certification from the Ontario Digital Media Corporation that digital media tax credits totaling a cash claim of $17.3 million for the years ended August 31, 2011 and 2012 were eligible to be claimed. The Company refiled the tax return for the year ended August 31, 2012 to reflect the digital media tax credits and during the year ended August 31, 2015 received $17.8 million (including accrued interest of $0.5 million), related to this claim. The claim primarily related to previously recognized compensation expenses, and as a result the Company recorded the tax credit as a recovery of compensation expense, including an initial recovery of $13.8 million in the three months ended November 30, 2014 due to the estimation uncertainty associated with the claim process.

On April 23, 2015, the Ontario Minister of Finance announced changes to the eligibility rules for the Ontario Interactive Digital Media Tax Credit that will restrict the eligibility requirements in the future.  As a result the Company is in the process of completing its final claim under the program for the period from September 1, 2012 to April 23, 2015, and will record the tax credit receivable when there is reasonable assurance the Company has complied with the conditions of the program.

7.     IMPAIRMENT

During the three months ended November 30, 2015, no impairments were recorded.  Due to the outsourcing of the production of the Edmonton Journal in August 2013, the production facility was no longer required, and as a result the Company classified the Edmonton Journal production facility as held-for-sale. As at November 30, 2014, the estimated fair value less costs of disposal of the production facility was reduced to $8.7 million based on the estimated net proceeds. As a result, during the three months ended November 30, 2014, the Company recorded an impairment loss of $1.8 million in the condensed consolidated statement of operations.

8.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at November 30, 2015	As at August 31, 2015
Trade accounts payable	18,325	19,525
Accrued liabilities	54,776	52,977
Accrued interest on long-term debt	18,963	14,581
Accounts payable and accrued liabilities	92,064	87,083

9.     PROVISIONS

	Restructuring (a)	Unoccupied leases (a)	Other provisions (b)	Total
Provisions as at August 31, 2015	18,392	-	596	18,988
Charges (recoveries)	8,452	3,343	(48)	11,747
Payments	(6,691)	-	(12)	(6,703)
Provisions as at November 30, 2015	20,153	3,343	536	24,032
Portion due within one year	(20,153)	(2,730)	(142)	(23,025)
Non-current provisions	-	613	394	1,007

(a) Restructuring and unoccupied leases

During the year ended August 31, 2015, the Company completed a three year business transformation program aimed at significantly reducing legacy newspaper infrastructure costs. The restructuring expense consisted of severance costs which include both involuntary and voluntary buyouts and included initiatives such as the outsourcing of the Company’s production at certain newspapers. During the year ended August 31, 2015 the Company began new initiatives which include the integration of the properties acquired as part of the Sun Acquisition that target an estimated $80 million in cost savings and incurred restructuring expense in the three months ended November 30, 2015 that consists of severance costs of $8.5 million, which include both involuntary and voluntary buyouts, as well as a provision for onerous leases related to unoccupied property of $3.3 million. The new integration initiative is expected to be completed by the year ending August 31, 2017.

(b) Other provisions

Other provisions include unfavorable lease contracts, as well as provisions for certain claims and grievances which have been asserted against the Company.

10.   LONG-TERM DEBT

				As at November 30, 2015	As at August 31, 2015
	Maturity	Principal	Financing fees, discounts and other	Carrying value of debt	Carrying value of debt

8.25% Senior Secured Notes	August 2017	312,517	(4,020)	308,497	324,176
12.5% Senior Secured Notes (US$268.6M) (1)	July 2018	358,708	(4,905)	353,803	348,156
Senior Secured Asset-Based Revolving Credit Facility	October 2015	N/A	N/A	N/A	-
Total long-term debt				662,300	672,332
Portion due within one year				(19,465)	(25,996)
Non-current long-term debt				642,835	646,336
(1)	US$ principal translated to the Canadian equivalent based on the foreign exchange rate on November 30, 2015 of US$1:$1.3353 (August 31, 2015 - US$1:$1.3157).

The terms and conditions of long-term debt are the same as disclosed in the consolidated financial statements for the years ended August 31, 2015, 2014 and 2013, except as described below.

On October 16, 2014 the Company entered into a new senior secured asset-based revolving credit facility (the “ABL Facility”) for an aggregate amount of up to $20.0 million. The ABL Facility matured on October 16, 2015 and was not replaced. The ABL Facility was secured on a first-priority basis by accounts receivable, cash and inventory and any related assets of the Company and on a third priority basis by the First-Lien Notes collateral. During the three months ended November 30, 2014, the Company incurred $0.6 million of debt issuance costs which were amortized to interest expense in the consolidated statement of operations over the term of the ABL Facility. Amortization expense in respect of the financing fees of the ABL Facilities for the three months ended November 30, 2015 was $0.1 million (2014 - $0.1 million).

11.   EMPLOYEE BENEFIT PLANS

The Company has a number of funded and unfunded defined benefit plans that include pension benefits, post-retirement benefits, and other long-term employee benefits.  The net employee benefit plan costs related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in net loss in the condensed consolidated statements of operations for the three months ended November 30, 2015 and 2014 are as follows:

	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2015	2014	2015	2014	2015	2014	2015	2014
Current service cost	3,470	3,036	374	366	446	847	4,290	4,249
Administration costs	227	222	-	-	-	-	227	222
Net actuarial gains	-	-	-	-	(335)	(135)	(335)	(135)
Net financing expense	632	615	653	632	164	181	1,449	1,428
Net defined benefit plan expense (1)	4,329	3,873	1,027	998	275	893	5,631	5,764
(1)	All current service costs, administration costs and net actuarial gains related to other long-term employee benefits are included in compensation expense in the consolidated statements of operations. Net financing expense is included in net financing expense relating to employee benefit plans in the consolidated statements of operations.

Actuarial gains related to the Company’s pension benefit plans and post-retirement benefit plans recognized in other comprehensive income of the condensed consolidated statements of comprehensive income (loss) for the three months ended November 30, 2015 and 2014 are as follows:

	Pension benefits		Post-retirement benefits		Total
	2015	2014	2015	2014	2015	2014
Net actuarial gains on employee benefits	14,857	7,905	1,763	877	16,620	8,782
Net actuarial gains recognized in other comprehensive income	14,857	7,905	1,763	877	16,620	8,782

Changes to the net defined benefit plan obligations related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans for the three months ended November 30, 2015 are as follows:

	Pension benefits (1)	Post-retirement benefits	Other long- term employee benefits	Total (2)

Net defined benefit plan obligation as at August 31, 2015	56,653	65,202	22,140	143,995
Amounts recognized in the statement of operations	4,329	1,027	275	5,631
Amounts recognized in other comprehensive income	(14,857)	(1,763)	-	(16,620)
Contributions to the plans	(4,262)	(662)	(605)	(5,529)
Net defined benefit plan obligation as at November 30, 2015	41,863	63,804	21,810	127,477

(1)
Pension benefits include the benefits earned after April 13, 2015 for four pension benefit plans created as part of the Sun Acquisition which provides defined benefit pension benefits to union members from April 13, 2015 in accordance with the terms of the former QMI plans. The Company has agreed to assume the defined benefit obligation accrued by union members prior to April 13, 2015 contingent on the completion of an asset transfer from the QMI pension plans which is subject to the approval of the Financial Services Commission of Ontario. The net defined benefit plan asset related to the benefits accrued to union members prior to April 13, 2015, estimated to be $3.9 million, are excluded from above and recorded in other assets in the condensed consolidated statement of financial position.

(2)
As at August 31, 2015 and November 30, 2015, the net defined benefit plan obligations are recorded in employee benefit obligations and other liabilities on the condensed consolidated statements of financial position.

12.   LOSS PER SHARE

The following table provides a reconciliation of the denominators, which are presented in whole numbers, used in computing basic and diluted loss per share for the three months ended November 30, 2015 and 2014.  No reconciling items in the computation of net loss exist.

	For the three months ended November 30,
	2015	2014
Basic weighted average shares outstanding during the period	281,181,845	40,209,619
Dilutive effect of RSUs	-	-
Diluted weighted average shares outstanding during the period	281,181,845	40,209,619

Options and RSUs outstanding which are anti-dilutive	1,844,000	1,840,000

13.   SHARE-BASED COMPENSATION PLANS AND OTHER LONG-TERM INCENTIVE PLANS

Share option plan

The Company has a share option plan (the “Option Plan”) for its employees and officers to assist in attracting, retaining and motivating officers and employees.  The Option Plan is administered by the Board.

The following table provides details on the changes to the issued options, which are presented in whole numbers, for the three months ended November 30, 2015:

	Options	Weighted average exercise price
Balance, August 31, 2015	2,229,000	$5.44
Cancelled	(199,000)	$(5.64)
Balance, November 30, 2015	2,030,000	$5.42

During the three months ended November 30, 2015, the Company recorded compensation expense related to the Option Plan of $0.1 million (2014 – $0.1 million), with an offsetting credit to contributed surplus.

Deferred share unit plan

The Company has a deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors.  The DSU Plan is administered by the Board.

During the three months ended November 30, 2015, the Company granted 669,643 deferred share units (“DSUs”) under the DSU Plan (2014 – nil).  During the three months ended November 30, 2015, the Company recorded a recovery of $0.2 million (2014 – expense of $0.2 million) to compensation expense, with an offset to employee benefit obligations and other liabilities.  All DSUs issued in the three months ended November 30, 2015 vested immediately.  Future changes in the fair value of the DSUs will be reflected through adjustments to compensation expense until such a date as the DSUs are settled in cash. During the three months ended November 30, 2015 and 2014, there were no settlements or cancellations of DSUs.

The aggregate carrying value of the DSU Plan liability was $0.6 million as at November 30, 2015 (August 31, 2015 - $0.7 million) and is based on 1,948,876 DSUs (August 31, 2015 – 1,279,233 DSUs) at a fair value per share of $0.29 (August 31, 2015 - $0.58). The DSU Plan liability is recorded in employee benefit obligations and other liabilities on the condensed consolidated statement of financial position.

14.   FINANCIAL INSTRUMENTS

Financial instruments measured at fair value

The financial instruments measured at fair value in the condensed consolidated statement of financial position, categorized by level according to the fair value hierarchy that reflects the significance of the inputs used in making the measurements, as at November 30, 2015 are as follows:

	As at November 30, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Embedded derivatives	3,937	-	-	3,937

The fair value of early prepayment options recognized as embedded derivatives is determined by option pricing models using Level 3 market inputs, including entity-specific credit risk, interest rate volatility, and discount factors.

The Company’s policy is to recognize transfers in and out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended November 30, 2015 there were no transfers within the fair value hierarchy.

The changes to the fair value of financial instruments (Level 3) for the three months ended November 30, 2015 are as follows:

2015
Asset as at August 31, 2015	2,093
Gain on derivative financial instruments recognized in the statement of operations	1,844
Asset as at November 30, 2015	3,937

Financial instruments measured at amortized cost

Financial instruments that are not measured at fair value on the consolidated statement of financial position include cash, restricted cash, accounts receivable and accounts payable and accrued liabilities.  The fair values of these financial instruments approximate their carrying values due to their short-term nature.

The carrying value and fair value of long-term debt as at November 30, 2015 and August 31, 2015 are as follows:

	As at November 30, 2015		As at August 31, 2015

	Carrying value	Fair value	Carrying value	Fair value
Other financial liabilities
Long-term debt	662,300	663,820	672,332	693,977

The fair value of long-term debt is estimated based on quoted market prices (Level 1 inputs).

Foreign currency risk

As at November 30, 2015, approximately 53% of the outstanding principal on the Company’s long-term debt is payable in US dollars (August 31, 2015 – 52%).  As at November 30, 2015 and August 31, 2015, the Company has US$268.6 million Second-Lien Notes outstanding.

15.   STATEMENT OF CASH FLOWS

The following amounts compose the net change in non-cash operating accounts included in cash flows from operating activities in the condensed consolidated statement of cash flows for the three months ended November 30, 2015 and 2014:

	2015	2014
Accounts receivable	(24,940)	(35,527)
Inventory	227	224
Prepaid expenses and other assets	189	(1,045)
Accounts payable, accrued liabilities and provisions	4,981	12,497
Deferred revenue	347	550
Employee benefit obligations and other liabilities and provisions	5,018	(1,401)
Changes in non-cash operating accounts	(14,178)	(24,702)